Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III
FBattaglia@stradley.com
215.564.8077

May 12, 2017

VIA EDGAR

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	GPS Funds II
File Nos. 333-170106 and 811-22486

Dear Ms. Brutlag:

On behalf of GPS Funds II (the "Trust" or the "Registrant"), following are the responses to the comments conveyed by the staff ("Staff") of the U.S. Securities and Exchange Commission ("SEC") with regard to Post-Effective Amendment Nos. 20/23 to the Trust's Registration Statement (the "Amendment"), which was filed with the SEC on March 15, 2017, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act"). The Amendment was filed for the purpose of implementing certain changes relating to the GuidePath® Flexible Income Allocation Fund (the "Fund") series of the Trust.

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  The Registrant notes that you conveyed the comments of the SEC Staff on April 25, 2017, in a telephone conversation with Fabio Battaglia and Anthony Coletta of Stradley Ronon Stevens & Young, LLP, the Trust's counsel.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.  The Registrant notes that where a comment made to the Registrant's Service Shares prospectus was applicable to similar disclosure in the Registrant's Institutional Shares prospectus, such disclosures have been revised accordingly.

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
May 12, 2017

1.	Comment:
Confirm that the prospectus discloses in the "Principal Risks of Investing in the Fund" section that shareholders will indirectly bear fees and expenses of the Underlying Funds in additional to the Fund's direct fees and expenses.

	Response:	The Registrant has revised the "Fund of Funds Risk" to include the requested disclosure.

2.	Comment:
Confirm that the prospectus describes the Fund's use of derivatives accurately and with specificity as set forth in the letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (dated July 30, 2010) ("Barry Miller Letter").

	Response:	The Registrant so confirms.

3.	Comment:	Confirm that the prospectus will include the Fund's performance returns for the year ended December 31, 2016.

	Response:	The Registrant so confirms.

4.	Comment:	The SEC Staff notes that the Fund's revised principal investment strategies provide that the Advisor's investment decisions will no longer be derived from low volatility asset allocation approaches. Consider either removing the word "volatility" from the Fund's investment objective or, in the alternative, revising the Fund's principal investment strategies to explain how the strategies support the Fund's objective.

	Response:	The Fund's principal investment strategies have been revised to explain how the strategies support the Fund's objective.

5.	Comment:	Explain how the Fund's investment in equity securities will support its investment objective of seeking to provide current income.

	Response:	The Fund's investment in equity securities will focus on dividend-paying stocks. The disclosure has been revised accordingly.

6.	Comment:	Consider revising the Fund's principal investment strategies to disclose the percentage of assets that may be allocated to equity and fixed income securities.

Response:
The Registrant respectfully declines to disclose the percentage of assets that the Advisor may allocate to equity and fixed income securities. Consistent with the Fund's name, the Advisor seeks to maintain maximum flexibility when managing the Fund. Accordingly, the percentage of assets that may be allocated to equity and fixed income securities will fluctuate over time based on the Advisor's analytical approach.

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
May 12, 2017

The Registrant believes that disclosing a percentage could lead investors to believe that a certain percentage of the Fund's assets will always be allocated to equity and/or fixed income securities.

7.	Comment:
Consider adding the following risks to the chart in the "More Information About the Principal Risks of Investment" section of the prospectus: Currency Risk, American Depositary Receipt Risk, Global Depositary Receipt Risk, Equity Risk, and Large Capitalization Company Risk.

Response:
The Registrant respectfully declines to include the above risks. The Registrant has other series that invest in equity securities and, rather than including a general "Equity Risk," discloses the individual components of the risk. Additionally, the Registrant believes that the other requested risks are already adequately addressed and disclosed to shareholders at this time.

8.	Comment:	Explain why "Small and Medium Capitalization Company Risk" is not a principal risk of investing in the Fund.

	Response:	The Registrant has revised its disclosure to include "Small and Medium Capitalization Company Risk."

*  *  *
Please do not hesitate to contact me at (215) 564-8154 or, in my absence, Fabio Battaglia at (215) 564-8077, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Anthony V. Coletta Jr.
Anthony V. Coletta Jr.

cc:	Carrie E. Hansen
Fabio Battaglia